FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F

                                       X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                        X

                                       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 4 August 2004
      -------------

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 4 August 2004 - Eidos Announces Release Date for
Shellshock: Nam '67


Eidos Announces Release Date for ShellShock: Nam '67; ShellShock: Nam '67 to hit retail on Friday 3rd September in Europe and 14th September in North America

    LONDON--(BUSINESS WIRE)--Aug. 4, 2004--Eidos, one of the world's leading publishers and developers of entertainment software, announces that the highly anticipated ShellShock: Nam '67(TM) will be released in Europe on 3rd September and North America on 14th September.
ShellShock: Nam '67 is an action game based on the Vietnam War. Developed by Guerrilla, it will be available on PlayStation 2, Xbox and PC.
    ShellShock: Nam '67 depicts the reality of the Vietnam War for the first time in a video game. You take on the role of a rookie soldier on his first tour of duty as he experiences the fear and chaos of the most controversial war of modern times. From napalm bombardments and Viet Cong booby traps, to the permanent threat of invisible foes and deadly ambushes, ShellShock: Nam '67 delivers a realistic portrayal of the terror of combat.

    Jonathan Kemp, European managing director of Eidos says:

    "ShellShock: Nam '67 is an important release for Eidos, especially as it is the first game of what will hopefully prove to be a very successful franchise. We are giving the game significant marketing support across all media, and in conjunction with the very positive press coverage already received, we are confident that ShellShock: Nam '67 will perform strongly at retail."

    (c) Eidos, 2004. Developed by Guerrilla BV. ShellShock,
ShellShock: Nam '67, Eidos and the Eidos logo are trademarks of Eidos. Guerrilla and the Guerrilla logo are trademarks of Guerrilla BV. All Rights Reserved.

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

    CONTACT: Eidos
             Steve Starvis, +44 (0) 20 8636 3000
                         or
             Eidos U.S.
             Michelle Curran, 415-547-1200